Exhibit 99.1
TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BN4HT335

Issuer Name
INDIVIOR PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Bank of America Corporation

City of registered office (if applicable)

Country of registered office (if applicable)
US

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

16-Jul-2024

6. Date on which Issuer notified

17-Jul-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.132746	3.881556	4.014302	5374988
Position of previous notification (if applicable)	0.004418	3.869465	3.873883

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BN4HT335		177742		0.132746
Sub Total 8.A	177742		0.132746%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Physical Swaps	22/04/2025	N/A	867758	0.648084
Physical Swaps	14/05/2025	N/A	301686	0.225314
Sub Total 8.B1			1169444	0.873398%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Swaps	26/05/2026	N/A	Cash	69557	0.051949
Swaps	31/07/2024	N/A	Cash	233810	0.174621
Swaps	30/08/2024	N/A	Cash	744601	0.556104
Swaps	15/05/2025	N/A	Cash	585000	0.436906
Swaps	21/02/2025	N/A	Cash	1233000	0.920864
Swaps	02/04/2025	N/A	Cash	608000	0.454084
Swaps	02/05/2025	N/A	Cash	368000	0.274840
Swaps	23/10/2024	N/A	Cash	185834	0.138790
Sub Total 8.B2				4027802	3.008158%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Bank of America Corporation	Bank of America, National Association		3.881556	3.881600%
Bank of America Corporation	BofA Securities, Inc.
Bank of America Corporation	Merrill Lynch, Pierce, Fenner & Smith Inc.

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion
17-Jul-2024

13. Place Of Completion
United Kingdom